Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet Appoints Former Livongo CEO Zane Burke to Board of Directors

Longtime Healthcare Technology and Digital Health Leader Brings Breadth of Operational Expertise to Support Owlet’s Growth and Expansion

LEHI, Utah— Owlet Baby Care Inc. (“Owlet” or “the Company”) today announced the appointment of Zane Burke, former CEO of Livongo, to its Board of Directors. Burke brings over 20 years of operational and executive leadership experience in health technology. He most recently led Livongo through its initial public offering and merger with Teladoc Health, which valued the combined company at $18.5 billion. Burke holds a shared vision with Owlet to ensure infants benefit from technological innovations during some of the most crucial and vulnerable years of life.

“Zane has helped usher in some of the largest technological advancements in healthcare from driving the adoption of electronic health records as president of Cerner, to helping provide a new experience for people using digital health technologies to better manage their chronic conditions at Livongo. Zane’s expertise in the health technology and digital health industries will be invaluable as we work together to deliver better healthcare experiences for parents and infants,” said Kurt Workman, CEO and co-founder of Owlet. “Zane brings years of financial and operational expertise that we believe will be a vital resource to the Company as we reimagine infant health, starting at home.”

A globally recognized health tech leader, Burke was recently named in the top 10 on the list of the Top 50 Technology CEOs by Healthcare Technology Report. He brings extensive experience in connected monitoring and telehealth to his Board position at Owlet. In Zane’s two-year tenure as Livongo’s CEO, revenue grew close to 600 percent. Prior to Livongo, Burke was president of Cerner Corporation, a global, publicly traded healthcare technology company, where he focused on advancing healthcare technology adoption by leading hospitals and health systems around the world. Burke was instrumental at Cerner in securing two of the biggest electronic health record contracts in history with the U.S. Departments of Defense and Veterans Affairs. He is also a member of the Board of Trustees for the College of Healthcare Information Management Executives.

“My personal mission has always been to propel a reinvention of our healthcare system, creating a different type of healthcare experience that makes it as easy as possible for people to stay healthy,” Burke said. “I was immediately attracted to Owlet’s vision and how the compay is providing industry-leading resources to parents. I strongly believe that new virtual care will play a critical role in the future of pediatric care and that Owlet has the capabilities to emerge as the leader entering this transformative period in the industry.”

In February 2021, Owlet entered a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company. Upon completion of the transaction, Ken Suslow and Domenico De Sole, members of the Board of Directors of Sandbridge, are expected to join Burke, Lior Susan, Laura Durr, Amy McCollough, Kurt Workman and Michael Abbott on the Board of Directors of the post-combination company.

About Owlet

Owlet Baby Care was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind, and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop a digitally-connected ecosystem and products to help facilitate that belief.

Additional Information and Where to Find It

Sandbridge intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge is contained in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Sandbridge’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events, such as Owlet’s strategy and anticipated growth and expansion. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against Sandbridge, Owlet, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Sandbridge or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; changes to the proposed structure or terms of the business combination that may be required or appropriate as a result of applicable laws or regulations or in response to market reaction to the announcement of the transaction; the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Owlet as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Owlet’s management and key employees; costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; changes in applicable laws or regulations; the possibility that Owlet or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; Owlet’s estimates of expenses and profitability; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to Sandbridge’s stockholders and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Contacts

Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Media Relations

Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Jane Putnam
jputnam@owletcare.com

Investor Relations

Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(339) 970-2846